FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
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(Print or Type Responses)
1. Name and Address of Reporting Person* Burke Stephen B.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK	6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

     ☐ Director                    ☐ 10% Owner
     ☒ Officer                     ☐ Other (specify below)
        (give title below)

        President -- Comcast Cable Communications, Inc. and
Executive Vice President -- Comcast Corporation
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Special Common Stock	11/18/02		D		10,928.3413	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		23,054.139	D	(1)	0	I	By 401(k) Plan

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Class A Special Common Stock	$17.3282	11/18/02		D			8,658	(2)	6/03/2008	Class A Special Common Stock	8,658	(1)	0	D
Option to Purchase Class A Special Common Stock	$17.0882	11/18/02		D			988,456	(3)	6/03/2008	Class A Special Common Stock	988,456	(1)	0	D
Option to Purchase Class A Special Common Stock	$17.3282	11/18/02		D			31,732	(4)	6/03/2008	Class A Special Common Stock	31,732	(1)	0	D
Option to Purchase Class A Special Common Stock	$17.0882	11/18/02		D			965,384	(5)	6/03/2008	Class A Special Common Stock	965,384	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			53,750	(6)	5/03/2009	Class A Special Common Stock	53,750	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			3,044	5/03/2008	5/03/2009	Class A Special Common Stock	3,044	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			43,206	(7)	5/03/2009	Class A Special Common Stock	43,206	(1)	0	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		D			2,662	6/02/2009	6/02/2010	Class A Special Common Stock	2,662	(1)	0	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		D			697,338	(8)	6/02/2010	Class A Special Common Stock	697,338	(1)	0	D
Option to Purchase Class A Special Common Stock	$38.4375	11/18/02		D			600,000	(9)	3/15/2010	Class A Special Common Stock	600,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			5,408	(10)	7/30/2011	Class A Special Common Stock	5,408	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			494,592	(11)	7/30/2011	Class A Special Common Stock	494,592	(1)	0	D
Option to Purchase Class A Special Common Stock	$34.9000	11/18/02		D			500,000	(12)	1/07/2012	Class A Special Common Stock	500,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		D			300,000	(13)	1/24/2012	Class A Special Common Stock	300,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		D			395,806	(14)	10/28/2012	Class A Special Common Stock	395,806	(1)	0	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		D			4,194	4/28/2012	10/28/2012	Class A Special Common Stock	4,194	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. See the Form 4 to be filed by the Reporting Person with respect to securities of Parent acquired by such Reporting Person as a result of the Merger.
(2)	5,772 shares are immediately exercisable and 2,886 shares are exercisable on 6/03/2003.
(3)	791,342 shares are immediately exercisable and 197,114 shares are exercisable on 6/03/2003.
(4)	5,768 shares are immediately exercisable; 2,884 shares are exercisable on 6/03/2003; 5,770 shares are exercisable on 6/03/2004; and 17,310 shares are exercisable on 6/03/2007.
(5)	391,348 shares are immediately exercisable; 97,116 shares are exercisable on 6/03/2003; 376,920 shares are exercisable on 6/03/2007; and 100,000 shares are exercisable on 12/03/2007.
(6)	32,250 shares are immediately exercisable and 10,750 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(7)	13,875 shares are immediately exercisable; 4,625 shares are exercisable on each of 05/03/2003, 05/03/2004, 05/03/2005, 05/03/2006 and 05/03/2007; 1,581 shares are exercisable on 5/03/2008; and 4,625 shares are exercisable on 11/03/2008.
(8)	140,000 shares are immediately exercisable; 70,000 shares are exercisable on each of 6/02/2003, 6/02/2004, 6/02/2005, 6/02/2006, 6/02/2007 and 6/02/2008; 67,338 shares are exercisable on 6/02/2009; and 70,000 shares are exercisable on 12/02/2009.
(9)	120,000 shares are immediately exercisable; 120,000 shares are exercisable on each of 3/15/2003 and 3/15/2004; and 240,000 shares are exercisable on 3/15/2005.
(10)	2,704 shares are exercisable on each of 7/30/2010 and 1/30/2011.
(11)	151,000 shares are exercisable on 7/30/2003; 75,500 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 24,500 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 21,796 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(12)	151,000 shares are exercisable on 1/07/2004; 75,500 shares are exercisable on each of 1/07/2005, 1/07/2006 and 1/07/2007; and 24,500 shares are exercisable on each of 1/07/2008, 1/07/2009, 1/07/2010, 1/07/2011 and 7/07/2011.
(13)	92,500 shares are exercisable on 1/24/2004; 46,250 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 13,750 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(14)	122,500 shares are exercisable on 10/28/2004; 61,250 shares are exercisable on each of 10/28/2005, 10/28/2006 and 10/28/2007; 18,750 shares are exercisable on each of 10/28/2008, 10/28/2009, 10/28/2010 and 10/28/2011; and 14,556 shares are exercisable on 4/28/2012.

/s/ Stephen B. Burke	November 18, 2002

** Signature of Reporting Person	Date
Stephen B. Burke

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.